Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                 Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                         E-mail:  grhlaw@hotmail.com

November 24, 2015

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:          Meganet Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2015
Filed October 23, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed September 22, 2015
Response dated October 23, 2015
File No. 333-176256

Dear Mr. Spirgel:

As outside counsel to Meganet Corporation (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated November 2, 2015, regarding the Company’s filings referenced above.  Each comment is reproduced below in bold italics and followed by the Company’s response.

General

1.
Please note that as a penny stock issuer, you do not qualify for the safe harbor provided by the Private Securities Litigation Reform Act of 1995.  As such, please remove the disclosure referencing Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in future reports and filings, as applicable.

Response:  The Company’s agrees to not include references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in future reports and filings, as applicable.

2.
We note your response to comment 3.  Please provide a summary of your engagement with a market maker and the status of your application for quotation on the OTC Bulletin Board in your next periodic report.  Please confirm your understanding.

Response:  We hereby confirm that we will provide a summary of our engagement with a market maker and the status of our application for quotation on the OTCQB in our next periodic report. We further advise that since the issuance of the comment letter to which this letter responds, the Company filed its quarterly report for the quarter ended September 30, 2015, on November 23, 2015.  In Part II, Item 5 of that report, the requested disclosure was made.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company